SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(D)(1) or 13(E)(1) of the
Securities Exchange Act Of 1934
(Amendment No. 1)

NEUBERGER BERMAN INCOME OPPORTUNITY FUND INC.

(Name of Subject Company (Issuer))

NEUBERGER BERMAN INCOME OPPORTUNITY FUND INC.

(Name of Filing Person (Issuer))

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

64126L108

(CUSIP Number of Class of Securities)

Robert Conti

Chief Executive Officer and President
Neuberger Berman Income Opportunity Fund Inc.
605 Third Avenue
New York, NY 10158-0180
Telephone: (877) 628-2583

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:

Arthur C. Delibert, Esq.

K&L Gates LLP
1601 K Street, NW
Washington, DC 20006

Telephone: (202) 778-9000

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$7,664,449 (a)	$427.68 (b)

(a)     Calculated as the aggregate maximum purchase price to be paid for 1,773,439 shares in the offer, based upon a price of 98% of the net asset value per share of $4.41 on April 28, 2009.
(b)     Calculated at $55.80 per $1,000,000 of the Transaction Valuation.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $427.68	Filing Party: Neuberger Berman Income Opportunity Fund Inc.
Form or Registration No.: Schedule TO	Date Filed: May 1, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

Items 1 through 9 and Item 11.

This Amendment No. 1 to Tender Offer Statement on Schedule TO is filed by Neuberger Berman Income Opportunity Fund Inc., a Maryland corporation (the “Fund”). This Schedule TO relates to its offer to purchase up to 10% of its outstanding shares of common stock, par value $0.0001 per share (the “Common Shares”), upon the terms and subject to the conditions set forth in the Fund’s Offer to Purchase dated May 1, 2009 and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The price to be paid for the Common Shares is an amount per share, net to the seller in cash, equal to 98% of the net asset value per share as determined by the Fund at the close of regular trading on the American Stock Exchange on May 29, 2009, or such later date to which the Offer is extended. This Amendment No. 1 includes the final versions of certain exhibits, incorrect versions of which were inadvertently included in the Fund's filing of its Tender Offer Statement on Schedule TO on Friday, May 1, 2009. The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and Item 11 of this Schedule TO.

Item 12.     Exhibits.

Exhibit No.	Document
(a)(1)(i)	Offer to Purchase dated May 1, 2009.
(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(iii)	Notice of Guaranteed Delivery.
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

Item 13.

Not applicable.

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NEUBERGER BERMAN INCOME OPPORTUNITY FUND INC.

By:	/s/ Robert Conti
Name:	Robert Conti
Title:	President and Chief Executive Officer

Dated:     May 4, 2009

Exhibit Index

Exhibit No.	Document
(a)(1)(i)	Offer to Purchase dated May 1, 2009.
(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(iii)	Notice of Guaranteed Delivery.
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(vi)	Notice of Withdrawal
(a)(5)	Press Release issued by the Fund dated May 1, 2009.